UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)

ALLOVIR, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

019818103

(CUSIP Number)

August 3, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 019818103

1	NAME OF REPORTING PERSON Globeways Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,399,732(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,399,732(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,399,732(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

Includes 1,399,732 shares of Common Stock held by F2 MG Ltd. Globeways Holdings Ltd. is the appointed manager of and has sole power to vote upon the acquisition, holding and disposal of all shares held F2 MG Ltd. Morana Jovan-Embiricos is the founding director and shareholder of Globeways Holdings Ltd. and has the sole power to vote upon the acquisition, holding and disposal of all shares and warrants held by Globeways Holdings Ltd.

(2)

Percentage based on 65,106,873 shares of Common Stock outstanding, as set forth in the Issuer’s Form 424(b)(4) prospectus filed with the Securities and Exchange Commission on July 30, 2020, which gives effect to the additional 2,437,500 shares of common stock issued and sold by the Issuer to the underwriters pursuant to the underwriters’ overallotment option.

CUSIP No. 019818103

1	NAME OF REPORTING PERSON Globeways Holdings II Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,558,696(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,558,696(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,558,696(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

Includes 347,011 shares of Common Stock held by F2-TPO Investments, LLC, 411,685 shares of Common Stock held by F2 MC, LLC, and 2,800,000 shares of Common Stock held by F2 Capital I 2020, LLC. Globeways Holdings II Ltd. is the appointed manager of and has sole power to vote upon the acquisition, holding and disposal of all shares held by such entities. Morana Jovan-Embiricos is the founding director and shareholder of Globeways Holdings II Ltd. and has the sole power to vote upon the acquisition, holding and disposal of all shares and warrants held by Globeways Holdings II Ltd.

(2)

Percentage based on 65,106,873 shares of Common Stock outstanding, as set forth in the Issuer’s Form 424(b)(4) prospectus filed with the Securities and Exchange Commission on July 30, 2020, which gives effect to the additional 2,437,500 shares of common stock issued and sold by the Issuer to the underwriters pursuant to the underwriters’ overallotment option.

CUSIP No. 019818103

1	NAME OF REPORTING PERSON F2-TPO Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 347,011(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 347,011(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 347,011(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

The reported securities are owned directly by F2-TPO Investments, LLC. Globeways Holdings II Ltd. is the appointed manager of F2-TPO Investments, LLC. and has sole power to vote upon the acquisition, holding and disposal of all shares held by F2-TPO Investments, LLC.

(2)

Percentage based on 65,106,873 shares of Common Stock outstanding, as set forth in the Issuer’s Form 424(b)(4) prospectus filed with the Securities and Exchange Commission on July 30, 2020, which gives effect to the additional 2,437,500 shares of common stock issued and sold by the Issuer to the underwriters pursuant to the underwriters’ overallotment option.

CUSIP No. 019818103

1	NAME OF REPORTING PERSON F2 MG Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,399,732(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,399,732(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,399,732(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

The reported securities are owned directly by F2 MG Ltd. Globeways Holdings Ltd. is the appointed manager of F2 MG Ltd. and has sole power to vote upon the acquisition, holding and disposal of all shares held by F2 MG Ltd.

(2)

Percentage based on 65,106,873 shares of Common Stock outstanding, as set forth in the Issuer’s Form 424(b)(4) prospectus filed with the Securities and Exchange Commission on July 30, 2020, which gives effect to the additional 2,437,500 shares of common stock issued and sold by the Issuer to the underwriters pursuant to the underwriters’ overallotment option.

CUSIP No. 019818103

1	NAME OF REPORTING PERSON F2 MC, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 411,685(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 411,685(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 411,685(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

The reported securities are owned directly by F2 MC, LLC. Globeways Holdings II Ltd. is the appointed manager of F2 MC, LLC. and has sole power to vote upon the acquisition, holding and disposal of all shares held by F2 MC, LLC.

(2)

Percentage based on 65,106,873 shares of Common Stock outstanding, as set forth in the Issuer’s Form 424(b)(4) prospectus filed with the Securities and Exchange Commission on July 30, 2020, which gives effect to the additional 2,437,500 shares of common stock issued and sold by the Issuer to the underwriters pursuant to the underwriters’ overallotment option.

CUSIP No. 019818103

1	NAME OF REPORTING PERSON F2 Capital I 2020 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,800,000(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,800,000(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,800,000(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

The reported securities are owned directly by F2 Capital I 2020 LLC. Globeways Holdings II Ltd. is the appointed manager of F2 Capital I 2020 LLC. and has sole power to vote upon the acquisition, holding and disposal of all shares held by F2 Capital I 2020 LLC.

(2)

Percentage based on 65,106,873 shares of Common Stock outstanding, as set forth in the Issuer’s Form 424(b)(4) prospectus filed with the Securities and Exchange Commission on July 30, 2020, which gives effect to the additional 2,437,500 shares of common stock issued and sold by the Issuer to the underwriters pursuant to the underwriters’ overallotment option.

CUSIP No. 019818103

1	NAME OF REPORTING PERSON Morana Jovan-Embiricos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 30,197(1)
	6	SHARED VOTING POWER 18,379,398(2)(3)(4)
	7	SOLE DISPOSITIVE POWER 30,197(1)
	8	SHARED DISPOSITIVE POWER 18,379,398(2)(3)(4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,409,595(1)(2)(3)(4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 28.3%(5)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes 30,197 shares of Common Stock directly held by Morana Jovan-Embiricos.
(2)

Includes 1,399,732 shares of Common Stock held by F2 MG Ltd. Globeways Holdings Ltd. is the appointed manager of and has sole power to vote upon the acquisition, holding and disposal of all shares held F2 MG Ltd. Morana Jovan-Embiricos is the founding director and shareholder of Globeways Holdings Ltd. and has the sole power to vote upon the acquisition, holding and disposal of all shares and warrants held by Globeways Holdings Ltd.

(3)

Includes 347,011 shares of Common Stock held by F2-TPO Investments, LLC, 411,685 shares of Common Stock held by F2 MC, LLC, and 2,800,000 shares of Common Stock held by F2 Capital I 2020, LLC. Globeways Holdings II Ltd. is the appointed manager of and has sole power to vote upon the acquisition, holding and disposal of all shares held by such entities. Morana Jovan-Embiricos is the founding director and shareholder of Globeways Holdings II Ltd. and has the sole power to vote upon the acquisition, holding and disposal of all shares and warrants held by Globeways Holdings II Ltd.

(4)

Includes 13,420,970 shares of Common Stock held by ElevateBio LLC. Dr. Jovan-Embiricos is a director of ElevateBio LLC. Dr. Jovan-Embiricos, David Hallal, Vikas Sinha and Ansbert Gadicke, members of the board of directors of ElevateBio LLC, may be deemed to have shared voting and investment power over the shares held of record by ElevateBio LLC.

(5)

Percentage based on 65,106,873 shares of Common Stock outstanding, as set forth in the Issuer’s Form 424(b)(4) prospectus filed with the Securities and Exchange Commission on July 30, 2020, which gives effect to the additional 2,437,500 shares of common stock issued and sold by the Issuer to the underwriters pursuant to the underwriters’ overallotment option.

Item 1.

(a)	Name of Issuer

AlloVir, Inc.

(b)	Address of Issuer’s Principal Executive Offices

139 Main Street, Suite 500

Cambridge, MA 02142

Item 2.

(a)	Names of Persons Filing

F2-TPO Investments, LLC

F2 MG Ltd.

F2 MC, LLC

F2 Capital I 2020 LLC

Globeways Holdings Ltd.

Globeways Holdings II Ltd.

Morana Jovan-Embiricos

(b)	Address of Principal Business office or, if None, Residence

Morana Jovan-Embiricos

c/o LJ Fiduciary, 8, Rue Saint-Leger,

CH-1205 Geneva

Switzerland

Globeways Holdings Ltd.

3rd Floor, Geneve Place, Waterfront Dr

PO Box 3175, Road Town

Tortola, BVI

c/o LJ Fiduciary, 8, Rue Saint-Leger,

CH-1205 Geneva

Switzerland

Globeways Holdings II Ltd.

3rd Floor, Geneve Place, Waterfront Dr

PO Box 3175, Road Town

Tortola, BVI

c/o Singer McKeon, 8 West 38th Street, Suite 1001

New York, NY 10018

F2-TPO Investments, LLC

c/o Singer McKeon, 8 West 38th Street, Suite 1001

New York, NY 10018

F2 MG Ltd.

c/o LJ Fiduciary, 8, Rue Saint-Leger,

CH-1205 Geneva

Switzerland

F2 MC, LLC

c/o Singer McKeon, 8 West 38th Street, Suite 1001

New York, NY 10018

F2 Capital I 2020 LLC

c/o Singer McKeon, 8 West 38th Street, Suite 1001

New York, NY 10018

(c)	Citizenship

Morana Jovan-Embiricos: United Kingdom

Globeways Holdings Ltd.: British Virgin Islands

Globeways Holdings II Ltd.: British Virgin Islands

F2-TPO Investments, LLC: Delaware

F2 MG Ltd.: British Virgin Islands

F2 MC, LLC: Delaware

F2 Capital I 2020 LLC: Delaware

(d)	Title of Class of Securities

Common Stock, par value $0.0001 per share

(e)	CUSIP Number

019818103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a) and (b) Amount beneficially owned:

(i)	F2-TPO Investments, LLC directly owns 347,011 shares of Common Stock, which represents approximately 0.5% of the outstanding shares of Common Stock.

(ii)	F2 MG Ltd. directly owns 1,399,732 shares of Common Stock, which represents approximately 2.1% of the outstanding shares of Common Stock.

(iii)	F2 MC, LLC directly owns 411,685 shares of Common Stock, which represents approximately 0.6% of the outstanding shares of Common Stock.

(iv)	F2 Capital I 2020 LLC directly owns 2,800,000 shares of Common Stock, which represents approximately 4.3% of the outstanding shares of Common Stock.

(v)

Globeways Holdings Ltd. is the appointed manager of and has sole power to vote upon the acquisition, holding and disposal of all shares held by shares of Common Stock F2 MG Ltd. Thus, Globeways Holdings Ltd. may be deemed to beneficially own 1,399,732 shares of Common Stock, which represents approximately 2.1% of the outstanding shares of Common Stock.

(vi)

Globeways Holdings II Ltd. is the appointed manager of and has sole power to vote upon the acquisition, holding and disposal of all shares held by shares of Common Stock held by F2-TPO Investments, LLC, F2 MC, LLC and F2 Capital I LLC. Thus, Globeways Holdings II Ltd. may be deemed to beneficially own 3,558,696 shares of Common Stock, which represents approximately 5.5% of the outstanding shares of Common Stock.

(vii)

Morana Jovan-Embiricos is the founding director and shareholder of Globeways Holdings Ltd. and Globeways Holdings II Ltd. and has the sole power to vote upon the acquisition, holding and disposal of all shares and warrants held by Globeways Holdings Ltd. and Globeways Holdings II Ltd. In addition, Dr. Embiricos directly holds 30,197 shares of Common Stock, and may be deemed to own 13,420,970 shares of Common Stock held by ElevateBio LLC, for which she serves as director. Thus, Dr. Embiricos may be deemed to beneficially own 18,379,398 shares of Common Stock, which represents approximately 28.3% of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:

	Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
F2-TPO Investments, LLC	0	347,011	0	347,011
F2 MG Ltd.	0	1,399,732	0	1,399,732
F2 MC, LLC	0	411,685	0	411,685
F2 Capital I 2020 LLC	0	2,800,000	0	2,800,000
Globeways Holdings Ltd.	0	1,399,732	0	1,399,732
Globeways Holdings II Ltd.	0	3,558,696	0	3,558,696
Morana Jovan-Embiricos	30,197	18,379,398	30,197	18,379,398

(i)	Sole power to vote or direct the vote

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of

(iv)	Shared power to dispose or to direct the disposition of

The percent of class was calculated based on 65,106,873 shares of Common Stock outstanding, as set forth in the Issuer’s Form 424(b)(4) prospectus filed with the Securities and Exchange Commission on July 30, 2020, which gives effect to the additional 2,437,500 shares of common stock issued and sold by the Issuer to the underwriters pursuant to the underwriters’ overallotment option.

Item 5.	Ownership of Five Percent or Less of a Class.

N/A.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 13, 2020

Globeways Holdings Ltd.

By:	/s/ Morana Jovan-Embiricos
Name: Morana Jovan-Embiricos
Title: Director

Globeways Holdings II Ltd.

By:	/s/ Morana Jovan-Embiricos
Name: Morana Jovan-Embiricos
Title: Director

F2-TPO Investments, LLC

By:	/s/ Morana Jovan-Embiricos
Name: Morana Jovan-Embiricos
Title: Director

F2 MG Ltd.

By:	/s/ Morana Jovan-Embiricos
Names: Rachel Hingham and Ivan Belford
Titles: Director

F2 MC, LLC

By:	/s/ Morana Jovan-Embiricos
Name:Morana Jovan Embiricos
Title:Director

F2 Capital I 2020 LLC

By:	/s/ Morana Jovan-Embiricos
Name:Morana Jovan Embiricos
Title:Director

/s/ Morana Jovan-Embiricos
Morana Jovan-Embiricos